Exhibit 16.1

KPMG LLP

Suite 1100

4655 Executive Drive

San Diego, CA 92121-3132

November 22, 2022

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for TuSimple Holdings Inc. and, under the date of February 23, 2022, we reported on the consolidated financial statements of TuSimple Holdings Inc. as of and for the years ended December 31, 2021 and 2020. On November 17, 2022, we resigned effective immediately as a result of recent events that culminated in the dismissal of TuSimple Holdings Inc.’s previous Board of Directors, including its Audit Committee.

We have read TuSimple Holdings Inc.’s statements included under Item 4.01 of its Form 8-K dated November 21, 2022, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP